UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

On April 30, 2008, as amended May 19, 2008, and November 14, 2008, we entered into license agreements with Hitran Corporation, a New Jersey corporation, to license designs for certain line reactors used on wind turbines. Pursuant to the license agreements, Hitran Corporation granted us the exclusive right to use the licensed designs to manufacture, assemble, sell, maintain and repair the licensed products. Hitran Corporation also granted us the right to use Hitran’s trademark on the licensed products. We agreed to pay Hitran a royalty fee equal to a percentage of net sales of the licensed products. Both agreements have a term of five years.

Copies of these license agreements and the amendment thereto are attached hereto as Exhibits 1, 2 and 3.

On January 19, 2005, as amended April 10, 2008, we entered into a license agreement with Schneider Electric (China) Investment Co. Ltd., a Chinese affiliate of Schneider Electric, renewing an agreement to license designs for certain circuit breakers used in our switchgears.  Pursuant to the license agreement, Schneider granted us a non-exclusive right to manufacture, assemble, sell, maintain and repair those certain circuit breakers in the PRC (excluding Hong Kong and Taiwan).  Schneider also granted us the right to use certain trademarks on the licensed products.  The agreement, as amended, expires on December 31, 2010.

A copy of this license agreement and the amendment thereto are attached hereto as Exhibits 4 and 5.

In September and October 2008, we entered into a series of contracts with JiangSu QiAn Construction Group Ltd., a Chinese corporation, for the construction and renovation of our Shanghai facility.  The total cost for the construction and renovation of our Shanghai facility under these agreements was RMB 11 million.

A summary of these contracts is attached hereto as Exhibit 6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: November 12, 2009

Exhibit No.	Description

1.	License Agreement dated April 30, 2008, between Hainan Jinpan Electric Company Ltd. and Hitran Corporation.

2.	Amendment dated May 19, 2008, between Hainan Jinpan Electric Company Ltd., Hitran Corporation and Jinpan International (USA), Ltd. amending the License Agreement dated April 30, 2008.

3.

License Agreement dated November 14, 2008, between Jinpan International (USA) Co. Ltd., Hainan Jinpan Electric Co. Ltd., Jinpan Electric (China) Co. Ltd. and Wuhan Jinpan Electric Co. Ltd. and Hitran Corporation.

4.	License Agreement dated January 19, 2005, between Hainan Jin Pan Electric Co., Ltd. and Schneider Electric (China) Investment Co., Ltd.

5.	Amendment dated April 10, 2008, between Hainan Jin Pan Electric Co. Ltd. and Schneider Electric (China) Investment Co. Ltd. amending the License Agreement dated January 19, 2005.

6.	Summary of the material terms of the agreements from September 6, 2008 through October 31, 2008 between Shanghai Jinpan Electric Co. Ltd. and Jiangsu Qi An Construction Group Ltd.

Exhibit 1

LICENSE AGREEMENT

BETWEEN

HAINAN JINPAN ELECTRIC CO., LTD.

AND

HITRAN CORPORATION

TABLE OF CONTENTS

ARTICLE I – DEFINITIONS	1

ARTICLE II – SCOPE AND TERM OF THE LICENSE	3

ARTICLE III – IMPROVEMENTS	3

ARTICLE IV – HITRAN’S OBLIGATIONS	4

ARTICLE V – HAINAN JINPAN’S OBLIGATIONS	4

ARTICLE VI – PRICE AND PAYMENT	5

ARTICLE VII – WARRANTIES	5

ARTICLE VIII – REMEDIES	6

ARTICLE IX – PROTECTION OF INTELLECTUAL PROPERTY AND TRADEMARK	6

ARTICLE X – DURATION, RENEWAL, AND TERMINATION	6

ARTICLE XI – GENERAL PROVISIONS	7

SCHEDULE A	14

EXHIBIT A SUPPLEMENT AGREEMENT	15

THIS LICENSE AGREEMENT (“Agreement”) is made and entered into as of April 30, 2008 (“Effective Date”) by and between Hitran Corporation, a New Jersey corporation with its registered office at 362 Hwy 31, Flemington, New Jersey 08822 U.S.A. (“Hitran”) and Hainan Jinpan Electric Company Ltd., a business entity organized under with the laws of the People’s Republic of China with its registered office at 4-1, No. 100, Nanhai Avenue, Haikou City, Hainan Province 570216 P.R. China (“Hainan Jinpan”).

WITNESSETH

WHEREAS, Hitran holds the intellectual property to designs (“Licensed Designs”), incorporated by reference into this Agreement through Schedule A, of platforms for General Electric Company’s 1.5 Mega Watt wind turbines (“Licensed Products”) and revisions to such platforms.

WHEREAS, Hainan Jinpan desires to use the Licensed Designs to manufacture, assemble and sell Licensed Products in accordance with the terms and conditions of this Agreement.

WHEREAS, Hitran has the power to authorize Hainan Jinpan to manufacture, assemble and sell the Licensed Products in the Territory subject to and in accordance with the provisions of this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and the premises herein contained, the parties, intending to be legally bound, hereby agree as follows.

ARTICLE I – DEFINITIONS

As used in this Agreement, each of the following terms has the meaning set forth thereafter, such meaning to be equally applicable both to the singular and plural forms of the terms herein defined.

1.

“Affiliate” means any corporation or non-corporate business entity which controls, is controlled by, or is under common control with Hainan Jinpan.  A corporation or non-corporate business entity shall be regarded as in control of another corporation if it owns or controls at least fifty (50%) percent of the voting stock of the other corporation, or (i) in the absence of the ownership of at least fifty (50%) percent of the voting stock of the other corporation or (ii) in the case of a non-corporate business entity, if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation or non-corporate business entity, as applicable.  Unless otherwise specified, the term Hainan Jinpan also includes its Affiliates.

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2.

“Agreement” means this License Agreement, together with all schedules, signed by Hitran and Hainan Jinpan (all of which are incorporated by reference), as the same may be modified, amended, or supplemented from time to time.

3.	“Field of Use” means any field.

4.	“Force Majeure Event” means any act or event, whether foreseen or unforeseen, that meets all three of the following tests:

a.	The act or event prevents a party (the “Nonperforming Party”), in whole or in part, from
i.	performing its obligations under this Agreement; or
ii.	satisfying any conditions to the obligations of the other party (the “Performing Party”) under this Agreement.
b.	The act or event is beyond the reasonable control of and not the fault of the Nonperforming Party.
c.	The Nonperforming Party has been unable to avoid or overcome the act or event by the exercise of due diligence.

Despite the preceding definition of a Force Majeure Event, a Force Majeure Event excludes economic hardship, changes in market conditions, and insufficiency of funds.

5.

“Licensed Design” means any design, incorporated by reference into this Agreement through Schedule A, for platforms for General Electric Company’s 1.5 Mega Watt wind turbines and revisions to such platforms.

6.	“Licensed Product” means any product designed, manufactured, or assembled using the Licensed Design.

7.

“Net Sales” mean the gross invoiced amount charged by Hainan Jinpan on the sale of the  Licensed Product as defined by schedule A, less (i) allowances or credits for returned products (ii) value added services, custom duties, and other applicable fees and taxes, (iii) packaging, shipping and freight, and handling charges, (iv) insurance on transit, (iv) and any charge not included in the unit price of the Licensed Product and invoiced as a separate item.

8.	“Parties” mean the parties executing this Agreement, i.e. Hitran and Hainan Jinpan, and Party refers to either one of them as the case may be.

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9.

“Properly Manufactured Licensed Product” means Licensed Product that is manufactured by skilled persons using the appropriate machines and tools and in accordance with the Licensed Design and Technical Information provided by Hitran to Hainan Jinpan and free of manufacturing defects.

10.

“Purchase Order” means an order from a buyer for the Licensed Product.  A Purchase Order closes only if Hainan Jinpan has fulfilled its contractual obligation to deliver the Licensed Product and has invoiced the customer.  Otherwise, the Purchase Order remains open.

11.

“Reporting Period” means a period of two calendar months at the end of which Hainan Jinpan shall provide a status report and pay Royalties owed to Hitran, as provided for in Article V and VI of this Agreement.  The first Reporting Period begins on April 1, 2008 and ends on May 31, 2008.

12.

“Royalty” means consideration paid by Hainan Jinpan to Hitran in consideration for the rights granted by Hitran to Hainan Jinpan in accordance with the terms of this Agreement.  Royalty for a Licensed Product is calculated by multiplying the royalty rate applicable to the corresponding Licensed Design, as specified in Schedule A, to the Net Sales of the Licensed Product.  Royalty does not apply to the transfer or sale of the Licensed Product by Hainan Jinpan to its affiliates or between its affiliates.

13.

“Technical Information” means engineering drawings, associated  lists, and all other documents related to the design, manufacture, and assembly of the Licensed Product provided by Hitran to Hainan Jinpan.

14.	“Territory” means the world.

ARTICLE II – SCOPE AND TERM OF THE LICENSE

Hitran hereby grants Hainan Jinpan the exclusive right to use the Licensed Designs to manufacture, assemble, sell, maintain, and repair the Licensed Products, and to use Hitran’s trademark on the Licensed Products in the Territories in the Field of Use for the duration of this Agreement and subject to the terms and conditions herein.

ARTICLE III – IMPROVEMENTS

1.	Each party shall retain title to improvements that it made on the Licensed Designs.

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2.

Each party shall communicate to the other improvements made on the Licensed Designs as soon as possible.  Such communication is subject to the terms of confidentiality agreement executed by the parties prior to or at the time of the communication.

3.	Each party shall grant the other a co-exclusive license to any improvements that it made on the Licensed Designs, without additional consideration, for the duration of this Agreement.

ARTICLE IV – HITRAN’S OBLIGATIONS

1.	Hitran shall promptly provide Hainan Jinpan with information necessary for the proper manufacture, assembly and sale of the Licensed Products.

2.	Hitran shall make available to Hainan Jinpan the Licensed Design and Technical Information.

3.	Hitran shall transmit the Licensed Design and Technical Information, in electronic or written form and in the English language, directly to Hainan Jinpan or through Jinpan International (USA) Ltd.

4.	Hitran shall provide to the employees of Hainan Jinpan the training and technical support necessary to properly manufacture and assemble the Licensed Products.

ARTICLE V – HAINAN JINPAN’S OBLIGATIONS

1.

Within five (5) business days after the close of each Reporting Period, Hainan Jinpan shall deliver to Hitran a report on the status of Purchase Orders that remain open and those that closed within the Reporting Period.  Hainan Jinpan shall include in the report the following information:

a.	the Hitran Design Number (including the Revision Number) pursuant to which the Licensed Products are manufactured;
b.	the Purchase Order Number;
c.	the quantity (in units) of the Licensed Product specified in the Purchase Order;
d.	the unit price of the Licensed Product;
e.	the Royalty payable for each unit of the Licensed Product;
f.	the total Royalties payable upon the close of the Purchase Order;
g.	the applicable taxes and fees deducted from the total Royalties payable; and
h.	the status of the Purchase Order as open or closed.

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2.

Hainan Jinpan shall cure any defect with the status report (including failure to deliver) within one month of receiving written notice from Hitran specifying the defects to be cured.  If Hainan Jinpan cures the defect within one month of receiving such notice, Hitran will not take any action that is adverse to Hainan Jinpan.

ARTICLE VI – PRICE AND PAYMENT

1.

In consideration of the rights granted by Hitran to Hainan Jinpan in accordance with the terms of this Agreement, Hainan Jinpan (excluding Affiliates) shall within five (5) business days after the close of each Reporting Period pay to Hitran Royalties on Purchase Orders that closed within the Reporting Period.

2.

The Royalties paid is subject to taxes and fees required by the applicable laws and regulations of the United States and People’s Republic of China.  Hainan Jinpan shall withhold from the Royalties paid taxes and fees as required by law.

3.	Hainan Jinpan shall pay Hitran by bank transfer in U.S. dollars (USD). Payment is considered effective when the following account is credited.

Hitran Corporation
Name of Bank: Wachovia Bank
Account No: 2000011745624
Telex: 4990118WACH_PA
Swift: PNBPUS33
ABA: 026005092
Chipe: 0285

ARTICLE VII – WARRANTIES

1.

Hitran warrants that the Licensed Design and Technical Information it supplies to Hainan Jinpan under this Agreement is sufficient to permit the manufacture, assembly, and repair of Licensed Products by skilled persons using the appropriate machines and tools for the purpose of commercial production of the Licensed Products.

2.	Hitran warrants that Properly Manufactured Licensed Products meet the Performance Specifications in Schedule A.

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3.	Hitran warrants that it is the rightful owner of all rights to the Licensed Designs and the Technical Information supplied to Hainan Jinpan.

ARTICLE VIII – REMEDIES

Hitran is the rightful owner and as such warrants the product to be proper for the intended purpose as accepted and tested by the customer. The customer has assumed responsibility for qualification and placing the product into service.

ARTICLE IX – PROTECTION OF INTELLECTUAL PROPERTY AND TRADEMARKS

1.	Protection of Intellectual Property

Hitran is the rightful owner of all intellectual property rights over the Licensed Design that it supplied to Hainan Jinpan. Hainan Jinpan shall not file any patent application or other intellectual proprietary rights covering the Licensed Design. However, any improvement on the Licensed Design is excluded from this Article.

2.	Protection of Trademark

Except for Hainan Jinpan’s right to use of Hitran’s trade mark on the Licensed Products, as permitted by Article II Paragraph 1, Hainan Jinpan shall not use or register, either directly or indirectly, the trademark, trade name, domain name or other marks and names identical or similar to Hitran’s trademark or trade names.

ARTICLE X – DURATION, RENEWAL, AND TERMINATION

1.	The duration of the Agreement is five (5) year from the Effective Date.

2.

Either party may terminate the Agreement at any time without liability, provided that the terminating party gives written notice to the other party at least 6 months (“Notice Period”) prior the termination date.  During the Notice Period, the parties shall continue to perform all obligations under this Agreement.

3.

After termination of this Agreement, Hainan Jinpan shall not sell products to customers manufactured using the Licensed Designs or any similar design derived therefrom for General Electric Company’s 1.5 Mega Watt  wind turbines.   Any such sale is a material breach of this Agreement.

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ARTICLE XI – GENERAL PROVISIONS

1.	Notices

a.	Requirement of a Writing; Permitted Methods of Delivery

Each party giving or making any notice, request, demand or other communication (each, a “Notice”) pursuant to this Agreement shall give the Notice in writing and use one of the following methods of delivery, each of which for purposes of this Agreement is a writing: personal delivery, Registered or Certified Mail (in each case, return receipt requested and postage prepaid), nationally recognized overnight courier (with all fees prepaid), facsimile or e-mail.

b.	Addressees and Addresses

Any party giving a Notice shall address the Notice to the appropriate person at the receiving party’s address listed below.

For Hitran: Mr. James S. Hindle Hitran Corporation 362 Hwy 31 Flemington, NJ 08822 T: 908-782-5525 F: 908-782-9733 E:Jimhindle@hitrancorp.com	For Hainan Jinpan: Mr. Richard H. Wolff Jinpan International (USA) Ltd. 560 Sylvan Ave. (Third Floor) Englewood Cliffs, NJ 07632 T: 201-227-0680 F: 201 -227-0685 E: rwolff@jstusa.net

c.	Effectiveness of a Notice.

Except as provided elsewhere in this Agreement, a Notice is effective only if the party giving the Notice has complied with subsections (a) and (b) and if the receiving party has received the Notice.

2.	Confidentiality

a.

Hainan Jinpan shall not (a) disclose or give access to the Licensed Design or Technical Information that it receives from Hitran to any other person, firm, or corporation, except to its directors, officers, employees, agents, advisors, and contractors who need to know

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such information and are bound to comply with the terms of this Agreement or are bound by terms at least as comprehensive, or (b) use the Licensed Design or Technical Information other than for the purposes permitted under this Agreement or with Hitran’s prior written consent. Hainan Jinpan shall use at least the same degree of care to avoid disclosure or use the Licensed Design or Technical Information as it employs with respect to its own confidential and proprietary information of like importance, but in any event at least reasonable care.

b.	Hainan Jinpan shall have no confidentiality obligations with respect to any Licensed Design or Technical Information which:

i.	is or becomes publicly known through no breach of this Agreement by Hainan Jinpan;
ii.	is rightfully received from a third party without similar restriction in favor of the Hitran and without breach of this Agreement;
iii.	is independently developed by Hainan Jinpan or its representatives without reference to the Licensed Design or Technical Information disclosed under this Agreement;
iv.	is approved for release by written authorization of Hitran; or
v.

is required to be disclosed by law, regulation, governmental, regulatory or self-regulatory body, legal process or order of any court or by regulatory demand; provided that, to the extent permitted to do so by law, regulation or such body and reasonably practicable under the circumstances, Hainan Jinpan shall advise Hitran of the request for disclosure and shall take all reasonable steps to attempt to preserve the confidentiality of the Licensed Design or Technical Information.

c.	Hainan Jinpan shall return all Licensed Design or Technical Information (including copies) provided by Hitran to Hainan Jinpan when the Agreement is terminated or expires.
3.	Announcements

Neither party may issue any press release or make any announcement with respect to this Agreement without the prior written consent of the other party. That party shall not unreasonably withhold or delay its consent. Despite the previous sentences of this Section, the parties are entitled to make any disclosures required by law.

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4.	Amendments

The parties may amend this Agreement only by a written agreement of the parties that identifies itself as an amendment to this Agreement.

5.	Waivers

a.	No Oral Waivers

The parties may waive any provision in this Agreement only by a writing executed by the party or parties against whom the waiver is sought to be enforced.

b.	Effect of Failure, Delay or Course of Dealing

No failure or delay

(i)	in exercising any right or remedy, or
(ii)	in requiring the satisfaction of any condition, under this Agreement, and no act, omission or course of dealing between the parties, operates as a waiver or estoppel of any right, remedy or condition.

c.	Each Waiver for a Specific Purpose

A waiver made in writing on one occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver on any future occasion or against any other Person.

6.	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding, and enforceable.

7.	Merger

Except for the written terms of the Supplement Agreement between Hitran and Jinpan International USA Ltd (as shown in Exhibit A), which may be merged with this Agreement:

a.	This Agreement constitutes the final agreement between the parties and serves as the complete and exclusive expression of the parties’ agreement on the matters contained in this Agreement.

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b.	All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement.

c.	The provisions of this Agreement may not be explained, supplemented or qualified through evidence of trade usage or a prior course of dealings.

d.	In entering into this Agreement, neither party has relied upon any statement, representation, warranty or agreement of the other party except for those expressly contained in this Agreement.

e.	There is no conditions precedent to the effectiveness of this Agreement, other than those expressly stated in this Agreement.

8.	Survival

The parties’ rights and obligations under Article VII, Article VIII, Article X Paragraph 3, and Article XI Paragraph 2 shall survive the expiration or termination of this Agreement for any reason.

9.	Counterparts

The parties may execute this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. In proving this Agreement, a party must produce or account only for the executed counterpart of the party to be charged.

10.	Force Majeure Event

a.	Suspension of Performance

If a Force Majeure Event occurs, the Nonperforming Party is excused from

i.	whatever performance is prevented by the Force Majeure Event to the extent prevented; and
ii.	satisfying whatever conditions precedent to the Performing Party’s obligations that cannot be satisfied, to the extent they cannot be satisfied.

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b.	Resumption of Performance

When the Nonperforming Party is able to

i.	resume performance of its obligations under this Agreement, or
ii.	satisfy the conditions precedent to the Performing Party’s obligations,

it shall immediately give the Performing Party written notice to that effect and shall resume performance under this Agreement no later than two working days after the notice is delivered.

c.	Exclusive Remedy

The relief offered by this Force Majeure provision is the exclusive remedy available to the Nonperforming Party with respect to a Force Majeure Event.

11.	Transaction Costs

Except as expressly provided in this Agreement, each party shall pay its own fees and expenses (including, without limitation, the fees and expenses of its agents, representatives, attorneys, and accountants) incurred in connection with the negotiation, drafting, execution, delivery, and performance of this Agreement and the transactions it contemplates.

12.	Assignment and Delegation

a.	Limited Right of Assignment

No party may assign any of its rights under this Agreement, except by merger, consolidation, dissolution, operation of law, or with the prior written consent of the other party. That party shall not unreasonably withhold its consent.

b.	Limited Right of Delegation

No party may delegate performance under this Agreement, except by merger, consolidation, dissolution, operation of law, or with the prior written consent of the other party. That party shall not unreasonably withhold its consent.

13.	Successors and Assigns

a.	The Nonassigning Party’s Performance Obligations

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If there is an assignment of rights, the nonassigning party is deemed to have agreed to perform in favor of the assignee.

b.	The Assignee’s Performance Obligations

i.	If there is an assignment of rights, a contemporaneous delegation is deemed to have occurred, and
ii.	the assignee is deemed to have assumed the assignor’s performance obligations in favor of the nonassigning party, except if in either instance there is evidence to the contrary.

c.	Assignability of Rights and Delegability of Performance

This Section does not address, directly or indirectly, whether

i.	rights under this Agreement are assignable; or
ii.	performance under this Agreement is delegable.

Section 12 of this Article addresses these matters.

14.	Third Party Beneficiaries

This Agreement does not and is not intended to confer any rights or remedies upon any Person other than the signatories.

15.	Number and Gender

Any reference in this Agreement to the singular includes the plural where appropriate, and any reference in this Agreement to the masculine gender includes the feminine and neutral genders where appropriate.

16.	Captions

The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only, do not constitute a part of this Agreement, and do not affect this Agreement’s construction or interpretation.

17.	Governing Law

The laws of the State of New Jersey (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance, and enforcement.

18.	Rights and Remedies Cumulative

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Any enumeration of a party’s rights and remedies set forth in this Agreement is not intended to be exhaustive. The party’s exercise of any right or remedy under this Agreement does not preclude the exercise of any other right or remedy. All of party’s rights and remedies are cumulative and are in addition to any other right or remedy set forth in this Agreement, any other agreement between the parties, or which may now or subsequently exist at law or in equity, by statute or otherwise.

Hitran Corporation	Hainan Jinpan Electric Company, Ltd

Authorized Representative	Authorized Representative:

/s/ James S. Hindle	/s/ Li Zhiyuan
James S. Hindle, President	Li Zhiyuan, CEO

May 7, 2008	May 3, 2008
(date)	(date)

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SCHEDULE A

LICENSED DESIGNS

DESIGN SPECIFICATIONS		PERFORMANCE SPECIFICATIONS		ROYALTY	COMMENTS
HITRAN DESIGN #	REV. #	GE PART #	REV. #
ZP0014-80	5	151X1220FM01PC01	Rev 5	5%
ZP0015-80	0	151X1220FL01PC01	Rev 4	5%
ZP0015-80	4	151X1220FL01PC01A	Rev 0	5%
ZP0080-80	Rev 5	151X1230FR01PC01A	Rev 3	5%
ZP0079-80	2	151X1230FR02PC01	Rev -	5%
ZP0079-80	5	151X1230FR02PC01A	Rev 2	5%

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EXHIBIT A

Supplement Agreement

THIS AGREEMENT is made and entered into as of April 30, 2008 by an between Hitran Corporation, a New Jersey corporation with its registered office at 362 Hwy 31, Flemington, New Jersey 08822 U.S.A. (“Hitran”) and Jinpan International USA Ltd., a New York corporation with its registered office at 560 Sylvan Ave., Englewood Cliffs, NJ 07532 U.S.A (“Jinpan USA”).

WHEREAS, on April 30, 2008, Hitran has entered into a license agreement (the “License Agreement”) with Hainan Jinpan Electric Company Ltd. (“Hainan Jinpan”), a business entity organized under with the laws of the People’s Republic of China with its registered office at 4-1, No. 100, Nanhai Avenue, Haikou City, Hainan Province 570216 P.R. China, and its affiliates.

WHEREAS, Jinpan International USA Ltd. is an affiliate of Hainan Jinpan and a party to the License Agreement.

NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows.

1.

Within five (5) business days after the close of the calendar year during which the License Agreement is in effect or the date of the termination of the License Agreement, Jinpan USA shall pay to Hitran in lump sum the balance of any Royalties owed to Hitran by Hainan Jinpan.

4.

The Royalties paid is subject to taxes and fees required by the applicable laws and regulations of the United States and People’s Republic of China.  Jinpan USA shall withhold from Royalties paid taxes and fees as required by law.

2.	Jinpan USA’s payment of Royalties owed by Hainan Jinpan to Hitran, as of the end of the calendar year, shall extinguish any Hitran claim against Hainan Jinpan for payment of Royalties owed.

3.	Jinpan USA shall pay Hitran by bank transfer in U.S. dollars (USD) to Hitran. Payment is considered effective when the following account is credit.

Hitran Corporation
Name of Bank: Wachovia Bank
Account No: 2000011745624
Telex: 4990118WACH_PA
Swift: PNBPUS33
ABA: 026005092

Chipe: 0285

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Hitran Corporation	Jinpan International (USA) Ltd.

Authorized Representative	Authorized Representative:

/s/ James S. Hindle	/s/ Yuqing Jing
James S. Hindle, President	Yuqing Jing, President

May 7, 2008	April 30, 2008
(date)	(date)

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Exhibit 2

                AMENDMENTS

This Agreement is entered into, on May 19, 2008, by -

(1)	Hitran Corporation (“Hitran”), a New Jersey corporation with its registered office at 362 Hwy 31, Flemingtong, New Jersey 08822 U.S.A; and

(2)

Hainan Jinpan Electric Company Ltd. (“Hainan Jinpan”), a business entity organized under with the laws of the People’s Republic of China with its registered office at 4-1, No. 100, Nanhai Avenue, Haikou City, Hainan Province 570216 P.R. China; and

(3)	Jinpan International USA Ltd. (“Jinpan USA”), a New York corporation with its registered office at 560 Sylvan Ave., Englewood Cliffs, NJ 07532 U.S.A

- to amend the License Agreement between Hitran and Hainan Jinpan and the Supplement Agreement between Hitran and Jinpan USA. Both the License Agreement and the Supplement Agreement are dated April 30, 2008.

Hitran and Hainan Jinpan agree to amend the License agreement by changing the status report delivery date and payment date from within five (5) business days to within fifteen(15) business days after the close of the Reporting Period. Pursuant to this amendment, the following substitutions are made to the Licensing Agreement:

(1)	Article V Paragraph 1: substitute “within five (5) business days” with “within fifteen (15) business days”
(2)	Article VI Paragraph 1: substitute “within five (5) business days” with “within fifteen (15) business days”

Hitran and Jinpan USA agree to amend the Supplement Agreement by changing date of payment of any Royalties owed to Hitran by Jinpan at the close of the calendar year or upon the date of termination of the License Agreement from within five(5) business days to within fifteen(15) business days after the close of the Reporting Period. Pursuant to this amendment, the following substitution is made to the Supplement Agreement: Substitute the text ““Within five (5) business days” with “Within fifteen (15) business days”.

Hitran Corporation Authorized Representative: /s/ James S. Hindle James S. Hindle, President May 19, 2008 (date)	Hainan Jinpan Electric Company, Ltd Authorized Representative: /s/ Li Zhiyuan Li Zhiyuan, CEO May 20, 2008 (date)	Jinpan International (USA) Ltd. Authorized Representative: /s/ Yuqing Jing Yuqing Jing, President May 19, 2008 (date)

Exhibit 3

LICENSE AGREEMENT

BETWEEN

HITRAN CORPORATION

AND

JINPAN INTERNATIONAL (USA) LTD.

HAINAN JINPAN ELECTRIC CO., LTD.

JINPAN ELECTRIC (CHINA) CO., LTD.

WUHAN JINPAN ELETRIC (CHINA) CO., LTD.

SHANGHAI JINPAN ELECTRIC CO., LTD.

TABLE OF CONTENTS

PREAMBLE	2

ARTICLE I – DEFINITIONS	3

ARTICLE II – GRANT OF LICENSE	5

ARTICLE III – SCOPE OF LICENSE	5

ARTICLE IV – TERM, EXPIRATION, AND TERMINATION	5

ARTICLE V – PAYMENT OF ROYALTY	7

ARTICLE VI – STATUS REPORT AND AUDIT RIGHTS	7

ARTICLE VII – PROTECTION OF INTELLECTUAL PROPERTY	9

ARTICLE VIII – WARRANTIES	10

ARTICLE IX – OBLIGATIONS	10

ARTICLE X – INDEMNIFICATIONS AND REMEDIES	11

ARTICLE XI – GENERAL PROVISIONS	12

SCHEDULE A	21

SCHEDULE B	22

EXHIBIT A	23

PREAMBLE

THIS LICENSE AGREEMENT is made and entered into as of November 14, 2008 (“Effective Date”) by and between Hitran Corporation, a New Jersey corporation with its registered office at 362 Hwy 31, Flemington, New Jersey 08822 U.S.A., and its AFFILIATES (collectively “HITRAN”) and Jinpan International (USA) Co. Ltd., a New York Corporation with its registered office at 560 Sylvan Ave. (Third Floor), Englewood Cliffs, New Jersey 07632, Hainan Jinpan Electric Co. Ltd., a sino-foreign cooperative joint venture with its registered office at 4-1 No. 100 Nanhai Ave, Haikou, Hainan Province, 570216 P.R. China, Jinpan Electric (China) Co. Ltd. , a PRC limited liability company, and Wuhan Jinpan Electric Co. Ltd., a PRC limited liability company both with registered office at No. 90 Nanhu Road, East Lake High Tech Development Zone, Wuhan, Hubei Province, 430205 P.R. China, and Shanghai Jinpan Electric Co. Ltd., a PRC limited liability company with its registered at No. 999 Huijin Road, Qingpu District, Shanghai, 201700 P.R.China and their AFFILIATES (collectively “JINPAN”)

WITNESSETH

WHEREAS, HITRAN designs and manufactures inductor products with varnish impregnated and dipped insulation systems (open atmosphere and VPI).

WHEREAS, JINPAN designs and manufactures inductor products with epoxy insulation systems, formed by a combination of epoxy resin with a catalyzing agent. The mixture of epoxy resin and the catalyst is injected into a mold under vacuum conditions and the chemical reaction between the epoxy resin and the catalyzing agent cures the mixture.

WHEREAS, HITRAN and JINPAN recognize each other’s expertise in the design and manufacture of inductors with these different and distinct insulation systems.

WHEREAS, HITRAN and JINPAN recognize that the design of and technology employed in the manufacture of inductor products with varnish impregnated and dipped insulation systems are fundamentally different and distinct from that of inductor products with vacuum cast epoxy resin insulation systems.

WHEREAS, HITRAN and JINPAN seek to enter into an agreement to grant JINPAN the right to manufacture, use, assemble, import, export, offer for sale, sell, distribute, maintain, and repair the LICENSED PRODUCT in the Territory subject to and in accordance with the provisions of this Agreement.

WHEREAS, HITRAN and JINPAN acknowledge that HITRAN retains the right and HITRAN fully intends to exercise the right to manufacture, use, assemble,

import, export, offer for sale, sell, distribute, maintain, and repair the LICENSED PRODUCT in the TERRITORY.

NOW, THEREFORE, for and in consideration of the mutual covenants and the premises herein contained, the parties, intending to be legally bound, hereby agree as follows.

ARTICLE I – DEFINITIONS

As used in this Agreement, each of the following terms has the meaning set forth thereafter, such meaning to be equally applicable both to the singular and plural forms of the terms herein defined.

1.

“AFFILIATE” means any corporation or non-corporate business entity which controls, is controlled by, or is under common control with either one of HITRAN or JINPAN as the case may be.   A corporation or non-corporate business entity shall be regarded as in control of another corporation if it owns or controls at least fifty (50%) percent of the voting stock of the other corporation, or (i) in the absence of the ownership of at least fifty (50%) percent of the voting stock of the other corporation or (ii) in the case of a non-corporate business entity, if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation or non-corporate business entity, as applicable. Unless otherwise specified in this Agreement, the terms “HITRAN” and “JINPAN” also include their respective Affiliates.

2.	“AGREEMENT” means this License Agreement, together with all schedules hereto now and hereafter signed by HITRAN and JINPAN as the same may be modified, amended, or supplemented from time to time.

3.	“FIELD OF USE” means any field.

4.	“FORCE MAJEURE EVENT” means any act or event, whether foreseen or unforeseen, that meets all three of the following tests:

a.	The act or event prevents a party (the “NONPERFORMING PARTY”), in whole or in part, from

i.	performing its obligations under this AGREEMENT; or

ii.	satisfying any conditions to the obligations of the other party (the “PERFORMING PARTY”) under this AGREEMENT.

b.	The act or event is beyond the reasonable control of and not the fault of the NONPERFORMING PARTY.

c.	The NONPERFORMING PARTY has been unable to avoid or overcome the act or event by the exercise of due diligence.

Despite the preceding definition of a FORCE MAJEURE EVENT, a FORCE MAJEURE EVENT excludes economic hardship, changes in conditions, and insufficiency of funds.

5.	“LICENSED DESIGN” means any design for a line reactor within the scope of this AGREEMENT, as specified in Article III, and incorporated into this AGREEMENT by reference through Schedule A.

6.	“LICENSED PRODUCT” means any product manufactured using any LICENSED DESIGN.

7.

“NET SALES” mean the gross invoiced amount charged by JINPAN to its customers on the sale of the LICENSED PRODUCT less (i) allowances or credits for returned products (ii) value added services, custom duties, and other applicable fees and taxes, (iii) packaging, shipping and freight, and handling charges, (iv) insurance on transit, and (iv) any charge not included in the unit price of the LICENSED PRODUCT and billed as a separate item.

8.	“PARTIES” mean the parties executing this Agreement, i.e. HITRAN and JINPAN, and PARTY refers to either one of them as the case may be.

9.

“PROPERLY MANUFACTURED LICENSED PRODUCT” means LICENSED PRODUCT that is made by ordinary skilled persons in the art using suitable machines and tools for the manufacture of the LICENSED PRODUCT in accordance with the LICENSED DESIGN and TECHNICAL INFORMATION provided by HITRAN to JINPAN and free of manufacturing defects.

10.

“PURCHASE ORDER” means an order from a buyer for the LICENSED PRODUCT.  A PURCHASE ORDER closes only if JINPAN has fulfilled its contractual obligation to deliver the LICENSED PRODUCT and has received payment from the customer.  Otherwise, the PURCHASE ORDER remains open.

11.	“REPORTING PERIOD” means a period of three (3) calendar months. The first Reporting Period begins on October 1st, 2008 and end on December 31st, 2008.

12.	“ROYALTY” means consideration paid by JINPAN to HITRAN for the right to manufacture, use, assemble, import, export, offer for sale, sell,

distribute, maintain, and repair the LICENSED PRODUCT in accordance with the terms of this AGREEMENT. ROYALTY for a LICENSED PRODUCT is calculated by multiplying the royalty rate applicable to the LICENSED DESIGN, as specified inSchedule A, to the NET SALES of the corresponding LICENSED PRODUCT. A ROYALTY does not apply to the transfer or sale of the LICENSED PRODUCT by JINPAN to any AFFILIATE or among its AFFILIATES, however, ROYALTY is payable when an AFFILIATE sells the LICENSED PRODUCT to a customer.

13.

“TECHNICAL INFORMATION” means all engineering drawings, documents, know-how, associated lists, work instruction and all other documents necessary or useful to the design, manufacture, and assembly of the LICENSED PRODUCT using the LICENSED DESIGN to be provided by HITRAN to JINPAN to be provided initially and on a continuing basis.

14.	“TERRITORY” means the world.

ARTICLE II – GRANT OF LICENSE

HITRAN hereby grants JINPAN the exclusive co-license to use the LICENSED DESIGNS to manufacture, use, assemble, import, export, offer for sale, sell, distribute, maintain, and repair the LICENSED PRODUCTS, and to use HITRAN’s trademark on the LICENSED PRODUCT in the TERRITORIES in the FIELD OF USE for the term of this AGREEMENT and subject to the terms and conditions herein. HITRAN expressly agrees herein not to grant any other licenses or sublicensees the rights granted herein for the term of this AGREEMENT.

ARTICLE III – SCOPE OF LICENSE

The LICENSED DESIGN encompasses the design for a line reactor that utilizes a varnish impregnated and dipped insulation system (open atmosphere and VPI) developed for a platform for General Electric Company’s 2.5 Mega Watt wind turbine and revisions to such platform for the said wind turbine. Any design of a line reactor that does not utilize the aforementioned insulation system or that is developed for any other platform is not within the scope of this Agreement, including, but not limited to, any design for any inductor type product with an epoxy resin insulation system.

ARTICLE IV – TERM, EXPIRATION, AND TERMINATION

1.	Term. The term of this Agreement is five (5) years from the EFFECTIVE DATE (“TERM”).

2.

Expiration. The AGREEMENT expires after the TERM unless renewed by the PARTIES through a new written agreement or amendment to this AGREEMENT executed in writing by both PARTIES and that identifies itself as an amendment to this AGREEMENT.

3.

Termination. Despite Article IV(1), either PARTY may terminate this AGREEMENT for cause, provided that the PARTY seeking termination (“TERMINATING PARTY”) gives the other PARTY (“NON-TERMINATING PARTY”) written notice of the cause of termination and opportunity to cure.

a.	Cause for termination means a breach of any warranty in Article VIII and failure to perform by the NON-TERMINATING PARTY of its obligations in Article IX.

b.

The written notice should describe in reasonably sufficient detail the cause for termination to enable the NON-TERMINATING PARTY the opportunity to address the breach of warranty and/or defect in performance giving rise to the cause for termination.

c.

The TERMINATING PARTY shall give the NON-TERMINATING PARTY thirty (30) business days (“CURE PERIOD”) after the receipt of the written notice to remedy the breach of warranty and/or cure the defect in performance that gives rise to the cause for termination.  This CURE PERIOD is in addition to other periods to remedy breaches of warranty and/or defect in performance, as provided for in this AGREEMENT.

d.

This AGREEMENT does not terminate if, within the CURE PERIOD, the NON-TERMINATING PARTY remedies the breach of warranty and/or cures the defect in performance giving rise to the cause for termination, otherwise, this AGREEMENT terminates without further notice from the TERMINATING PARTY.

4.

Effect of Expiration or Termination on Existing Orders and Warranties for the LICENSED PRODUCTS.  Expiration or termination of this AGREEMENT does not affect either PARTY’S rights and obligations with respect to orders customers placed with JINPAN for LICENSED PRODUCTS prior to the expiration or termination of this AGREEMENT.  Except for orders for LICENSED PRODUCTS placed while the AGREEMENT was in effect, JINPAN shall not manufacture or sell LICENSED PRODUCTS to customers after the expiration or termination of this AGREEMENT.  However, JINPAN reserves the right to repair or replace LICENSED PRODUCTS under warranty to its customers after the expiration or termination of this AGREEMENT without further compensation to HITRAN.

ARTICLE V – PAYMENT OF ROYALTY

1.	Royalty Assessment. ROYALTY is assessed on PURCHASED ORDERS that have closed.

2.	Royalty Due Date. ROYALTY is due within fifteen (15) business days after the end of each REPORTING PERIOD.

3.

Taxes and Fees.  ROYALTY paid is subject to taxes and fees required by the applicable laws and regulations of the United States and the People’s Republic of China.  JINPAN shall withhold from the ROYALTY paid taxes and fees as required by law.  Schedule B provides a list of applicable taxes and fees and the applicable rates as of the EFFECTIVE DATE.  However, both the number of applicable taxes and fees and the applicable rates are subject to change due to changes in the laws and regulations of the United States and the People’s Republic of China.  JINPAN would disclose to HITRAN in the STATUS REPORT changes in the applicable taxes and fees and the applicable rates.

4.

Currency. Payment for ROYALTY is in U.S. Dollars.  If the sale of the LICENSED PRODUCT is recorded in any currency other than U.S. Dollars, the ROYALTY is calculated in that currency and converted into U.S. Dollars using a rate that is the average of the conversion rate on the first day and last day of the REPORTING PERIOD.

5.	Payment. Payment of ROYALTY is considered effective when the following account is credited.

HITRAN Corporation

Name of Bank: Wachovia Bank

Account No: 2000011745624

Telex: 4990118WACH_PA

Swift: PNBPUS33

ABA: 026005092

Chipe: 0285

ARTICLE VI – STATUS REPORT AND AUDIT RIGHTS

1.	Reporting. Within fifteen (15) business days after the end of each REPORTING PERIOD, JINPAN shall provide HITRAN a report on the status of PURCHASE ORDERS within the REPORTING PERIOD (“STATUS REPORT”)

2.	Content of the Status Report. The STATUS REPORT should contain the following information:

a.	the HITRAN Design Number (including the Revision Number) as set forth on Schedule A to this Agreement pursuant to which any LICENSED PRODUCT is manufactured for delivery under a Purchase Order;
b.	each PURCHASE ORDER number;
c.	the quantity (in units) of the LICENSED PRODUCT specified in each PURCHASE ORDER;
d.	the unit price of the LICENSED PRODUCT specified in each PURCHASE ORDER;
e.	the NET SALES for each PURCHASE ORDER;
f.	the status of the each PURCHASE ORDER (open or closed);
g.	the ROYALTY payable on each PURCHASE ORDER;
h.	the total ROYALTY payable on PURCHASE ORDERS that closed during the REPORTING PERIOD; and
i.	all applicable taxes and fees deducted from the total ROYALTIES payable.

3.	Audit Rights. HITRAN or its designated auditor has the right to audit the STATUS REPORTS by inspecting PURCHASE ORDERS issued by customers to JINPAN, provided that the following conditions are met:

a.	HITRAN or its designated auditor pays all expenses related to the audit;

b.	HITRAN or its designated auditor provides JINPAN with at least fifteen (15) business days of notice prior to the audit to allow JINPAN sufficient time to schedule and to prepare for the audit;

c.

HITRAN or its designated auditor conducts no more than two (2) audits per calendar year and that each audit covers a period of at most one (1) calendar year dating back from the last Reporting Period that ended before the audit; and

d.	HITRAN and its designated auditor enter into a non-disclosure with JINPAN to protect proprietary and/or commercially sensitive information in the PURCHASE ORDERS.

JINPAN reserves the right to redact from the PURCHASE ORDERS certain proprietary and/or commercially sensitive information, provided that the redactions do not unreasonably impair the audit.

4.	Remediation

(a)

If the results of the audit show that JINPAN underpaid HITRAN ROYALTY due under the terms of this Agreement, then, within fifteen (15) business days of receiving such written notice from HITRAN of the results of the audit, JINPAN shall pay HITRAN any ROYALTY owed plus interest at a rate that is the average of the LIBOR rate over the period starting from the day that the ROYALTY was originally due and ending on the day of the payment. If made promptly, then such payment is the exclusive remedy for any under payment of ROYALTY.

(b)

If the results of the audit show that JINPAN overpaid HITRAN ROYALTY due under terms of this Agreement, then within fifteen (15) business days of receiving written notice from JINPAN of the results of the audit, HITRAN shall follow instructions in the written notice to either refund the overpaid amount to JINPAN or credit the overpaid amount to ROYALTY due for the next REPORTING PERIOD.  If made promptly, then such refund or credit is the exclusive remedy for any over payment of ROYALTY.

ARTICLE VII – PROTECTION OF INTELLECTUAL PROPERTY

1.	Protection of Intellectual Property Rights

HITRAN is the rightful owner of all intellectual property rights over the LICENSED DESIGN. JINPAN shall not file any patent application or other intellectual proprietary rights covering the LICENSED DESIGN. However, any improvement (as defined herein) on the LICENSED DESIGN is excluded from this Article.

2.	Protection of Trademark

JINPAN shall use HITRAN’s trademark on the LICENSED PRODUCT. JINPAN shall not use or register, either directly or indirectly, the trademark, trade name, domain name or other marks and names identical or similar to HITRAN’s trademark or trade names.

3.	Improvements

Each Party shall retain title to improvements that it made on the LICENSED DESIGN. For the purposes of this AGREEMENT, an “Improvement” shall be defined as any finding, improvement, enhancement, discovery, invention, addition, modification, formulation, derivative work or other change (whether patentable or not) with respect to the LICENSED DESIGN or LICENSED PRODUCT. Each PARTY shall communicate to the other improvements made on the LICENSED DESIGN as soon as possible. Such communication is subject to the terms of a non-disclosure agreement executed by the PARTIES prior to or at the time of the communication. Each PARTY shall grant the other an exclusive license to any improvements that it made on the LICENSED

DESIGN, without additional consideration, for the duration of this AGREEMENT and retain the right to practice the improvements. If any improvement incorporated in the LICENSED PRODUCT increases the sales price paid by the customer, then Jinpan shall pay a ROYALTY based upon such increased price. Such increased Royalty shall be paid regardless of which party initially came up with the improvement.

ARTICLE VIII – WARRANTIES

As of the EFFECTIVE DATE and for the term of this AGREEMENT:

1.

HITRAN represents and warrants that it is the rightful owner of the LICENSED DESIGN and the TECHNICAL INFORMATION supplied to JINPAN, it has not granted any conflicting rights to the LICENSED DESIGN and the TECHNICAL INFORMATION and the LICENSED DESIGN and the TECHNICAL INFORMATION do not infringe upon the intellectual property or other industrial rights of any third party.

2.

HITRAN represents and warrants that the LICENSED DESIGN enables JINPAN to manufacture LICENSED PRODUCT that meets all design and design related specifications required by the General Electric Company for the qualification of JINPAN as a supplier of the LICENSED PRODUCT for use in its platform for a 2.5 Mega Watt wind turbine and revisions of such platform for said wind turbine.

3.

HITRAN represents and warrants that a PROPERLY MANUFACTURED LICENSED PRODUCT meets the performance specification set by General Electric Company for which the LICENSED DESIGN is developed to satisfy.  This representation and warranty excludes a failure that results from design defect which the General Electric Company failed to detect because it improperly conducted the qualification testing, and which HITRAN did not have any prior knowledge or that is not in the scope of HITRAN’s standard test capability to obtain knowledge of the design defect.

4.

HITRAN warrants that the LICENSED DESIGN and TECHNICAL INFORMATION provided to JINPAN under this Agreement are sufficient to permit JINPAN to manufacture, use, assemble, import, export, offer for sale, sell, distribute, maintain, and repair the LICENSED PRODUCT by ordinary skilled persons in the art using suitable machines and tools.

ARTICLE IX – OBLIGATIONS

1.	HITRANS OBLIGATIONS

a.	HITRAN shall provide JINPAN with all information, training and documentation necessary for the proper manufacture, assembly and sale of the LICENSED PRODUCT under the LICENSED DESIGN.

b.	HITRAN shall make available to JINPAN the LICENSED DESIGN and TECHNICAL INFORMATION in suitable formats.

c.	HITRAN shall transmit the LICENSED DESIGN and TECHNICAL INFORMATION in written form or machine readable from to JINPAN.

d.	HITRAN shall provide to the employees of JINPAN the training and technical support necessary to properly manufacture and assemble of the LICENSED PRODUCT using the LICENSED DESIGN.

2.	JINPAN’S OBLIGATIONS

a.	JINPAN shall make prompt delivery of each STATUS REPORT and pay any ROYALTY due according to the terms of this AGREEMENT.

b.	Upon receiving notice from HITRAN, JINPAN shall take prompt action to investigate and cure the defect in delivery of any STATUS REPORT and payment of ROYALTY due.

ARTICLE X – INDEMNIFICATIONS AND REMEDIES

1.

HITRAN shall indemnify and defend JINPAN at all times after the date of this AGREEMENT against any liability, loss, damage (including punitive damage), claim, settlement payment, cost and expense, interest, award, judgment, diminution in value, fine, fee, and penalty, or other charge, including LITIGATION EXPENSES, arising out of or relating to the breach of the aforementioned warranties.

LITIGATION EXPENSES shall include, without limitation, court filing fees, court costs, arbitration fees or costs, witness fees, each and every other related fee and the cost of investigating and defending or asserting any claim for indemnification under this AGREEMENT including, without limitation, in each case, attorneys’ fees, other professionals’ fees and disbursements.

2.

Significant investments in manufacturing facility, equipment, and labor by JINPAN are required for the manufacture and sale of the LICENSED PRODUCT.  In order to mitigate damages arising out of or relating to the breach of the aforementioned warranties by HITRAN

a.

Upon receiving notice from JINPAN that the LICENSED DESIGN and TECHNICAL INFORMATION are insufficient for the manufacture, assembly, and repair of the LICENSED PRODUCT by ordinary skilled persons in the art using suitable machines and tools, HITRAN shall promptly remedy the deficiency and furnish to JINPAN any required additional and/or corrected LICENSED DESIGN and TECHNICAL INFORMATION at no additional charge.

b.

In the event that the General Electric Company disqualifies JINPAN as a supplier of the LICENSED PRODUCT because of deficiency in the LICENSED DESIGN, and HITRAN cannot provide JINPAN with another design that would enable JINPAN to re-qualify within thirty (30) business days of the disqualification, then -

i.	this AGREEMENT terminates; and

ii.

JINPAN shall have the right to submit to General Electric Company its own design for a line reactor that utilize a varnish impregnated and dipped insulation system for re-qualification. JINPAN’s right to make, use, or sell  its own design is not subject to this Agreement or any of the terms and conditions therein or any limitation that arise from the termination of this AGREEMENT.

ARTICLE XI – GENERAL PROVISIONS

1.	Notices

a.	Requirement of a Writing; Permitted Methods of Delivery

Each PARTY giving or making any notice, request, demand or other communication (each, a “NOTICE”) pursuant to this AGREEMENT shall give the NOTICE in writing and use one of the following methods of delivery, each of which for purposes of this Agreement is a writing: personal delivery, registered or certified mail (in each case, return receipt requested and postage prepaid), nationally recognized overnight courier (with all fees prepaid) or facsimile.

b.	Addressees and Addresses

Any party giving a NOTICE shall address the Notice to the appropriate person at the receiving party’s address listed below.

For HITRAN: Mr. James S. Hindle Hitran Corporation 362 Hwy 31 Flemington, NJ 08822 T: 908-782-5525 F: 908-782-9733 E:Jimhindle@hitrancorp.com	For JINPAN: Mr. Richard H. Wolff Jinpan International (USA) Ltd. 560 Sylvan Ave. (Third Floor) Englewood Cliffs, NJ 07632 T: 201-227-0680 F: 201 -227-0685 E: rwolff@jstusa.net

c.	Effectiveness of a Notice.

Except as provided elsewhere in this AGREEMENT, a NOTICE is effective only if the party giving the NOTICE has complied with Article XI (a) and (b) and if the receiving party has received the NOTICE.

2.	Confidentiality

a.

JINPAN shall not (a) disclose or give access to the LICENSED DESIGN or TECHNICAL INFORMATION that it receives from HITRAN to any other person, firm, or corporation, except to its directors, officers, employees, agents, advisors, and contractors who need to know such information and are bound to comply with the terms of this AGREEMENT or are bound by terms at least as comprehensive, or (b) use the LICENSED DESIGN or TECHNICAL INFORMATION other than for the purposes permitted under this AGREEMENT or with HITRAN’s prior written consent.  JINPAN shall use at least the same degree of care to avoid disclosure or use the LICENSED DESIGN or TECHNICAL INFORMATION as it employs with respect to its own confidential and proprietary information of like importance, but in any event, at least reasonable care.

b.	JINPAN shall have no confidentiality obligations with respect to any LICENSED DESIGN or TECHNICAL INFORMATION which:

i.	is or becomes publicly known through no breach of this AGREEMENT by JINPAN;

ii.	is rightfully received from a third party without similar restriction in favor of the HITRAN and without breach of this AGREEMENT;

iii.	is independently developed by JINPAN or its representatives without reference to the LICENSED DESIGN or TECHNICAL INFORMATION disclosed under this AGREEMENT;

iv.	is approved for release by written authorization of HITRAN; or

v.

is required to be disclosed by law, regulation, governmental, regulatory or self-regulatory body, legal process or order of any court or by regulatory demand; provided that, to the extent permitted by law, regulation or such body and reasonably practicable under the circumstances, JINPAN shall advise HITRAN of the request for disclosure and shall take all reasonable steps to attempt to preserve the confidentiality of the LICENSED DESIGN or TECHNICAL INFORMATION.

c.	JINPAN shall return all LICENSED DESIGNS or TECHNICAL INFORMATION (including copies) provided by HITRAN to JINPAN when the AGREEMENT is terminated or expires.
3.	Announcements

Except for disclosures required by law, neither PARTY may issue any press release or make any announcement with respect to this AGREEMENT without the prior written consent of the other PARTY. That PARTY shall not unreasonably withhold or delay its consent.

4.	Amendments

The parties may amend this AGREEMENT only by a written amendment to this AGREEMENT executed by both PARTIES that identifies itself as an amendment to this AGREEMENT.

5.	Waivers

a.  No Oral Waivers

The parties may waive any provision in this Agreement only by a writing executed by the PARTY or PARTIES against whom the waiver is sought to be enforced.

 b.  Effect of Failure, Delay or Course of Dealing

Unless provided for in this AGREEMENT, no failure or delay

(i)	in exercising any right or remedy, or

(ii)	in requiring the satisfaction of any condition,

under this AGREEMENT, and no act, omission or course of dealing between the PARTIES, operates as a waiver or estoppel of any right, remedy or condition.

c. Each Waiver for a Specific Purpose

A waiver made in writing on one occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver on any future occasion or against any other person.

6.	Severability

If any provision of this AGREEMENT or part thereof is determined to be invalid, illegal or unenforceable, the remaining provisions of this AGREEMENT remain in full force, if the essential terms and conditions of this AGREEMENT for each party remain valid, binding, and enforceable.

7.	Merger

Except for the written terms of the Supplemental Agreement between HITRAN and JINPAN International USA Ltd, an Affiliate of Hainan JINPAN (as shown in Exhibit A):

a.	This Agreement constitutes the final agreement between the PARTIES and serves as the complete and exclusive expression of the PARTIES’ agreement on the matters contained in this AGREEMENT.

b.	All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this AGREEMENT are expressly merged into and superseded by this AGREEMENT.

c.	The provisions of this AGREEMENT may not be explained, supplemented or qualified through evidence of trade usage or a prior course of dealings.

d.	In entering into this AGREEMENT, neither party has relied upon any statement, representation, warranty or agreement of the other party except for those expressly contained in this AGREEMENT.

e.	There is no conditions precedent to the effectiveness of this AGREEMENT, other than those expressly stated in this AGREEMENT.

8.	Survival

The parties’ rights and obligations under Article VIII, Article IX, Article X, and Article XI (1), (2), (3), (8), (17), and (18) shall survive the expiration or termination of this AGREEMENT for any reason.

9.	Counterparts

The parties may execute this AGREEMENT in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the PARTIES need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile is as effective as executing and delivering this AGREEMENT in the presence of the other parties to this Agreement. This AGREEMENT is effective upon delivery of one executed counterpart from each party to the other parties. In proving this AGREEMENT, a PARTY must produce or account only for the executed counterpart of the PARTY to be charged.

10.	Force Majeure Event

a.	Suspension of Performance

If a FORCE MAJEURE EVENT occurs, the NONPERFORMING PARTY is excused from

i.	whatever performance is prevented by the FORCE MAJEURE EVENT to the extent prevented; and
ii.	satisfying whatever conditions precedent to the PERFORMING PARTY’s obligations that cannot be satisfied, to the extent they cannot be satisfied.

b.	Resumption of Performance

When the NONPERFORMING PARTY is able to

i.	resume performance of its obligations under this AGREEMENT, or
ii.	satisfy the conditions precedent to the PERFORMING PARTY’s obligations,

it shall immediately give the PERFORMING PARTY written notice to that effect and shall resume performance under this AGREEMENT no later than two working days after the notice is delivered.

c.	Exclusive Remedy

The relief offered by this Force Majeure provision is the exclusive remedy available to the NONPERFORMING PARTY with respect to a FORCE MAJEURE EVENT.

11.	Transaction Costs

Except as expressly provided in this AGREEMENT, each PARTY shall pay its own fees and expenses (including, without limitation, the fees and expenses of its agents, representatives, attorneys, and accountants) incurred in connection with the negotiation, drafting, execution, delivery, and performance of this AGREEMENT and the transactions it contemplates.

12.	Assignment and Delegation

a.	Limited Right of Assignment

No PARTY may assign any of its rights under this AGREEMENT, except by merger, consolidation, dissolution, operation of law, or with the prior written consent of the other Party. That Party shall not unreasonably withhold its consent.

b.	Limited Right of Delegation

No Party may delegate performance under this AGREEMENT, except by merger, consolidation, dissolution, operation of law, or with the prior written consent of the other Party. That Party shall not unreasonably withhold its consent.

13.	Successors and Assigns

a.	The Non-assigning Party’s Performance Obligations

If there is an assignment of rights, the non-assigning party is deemed to have agreed to perform in favor of the assignee.

b.	The Assignee’s Performance Obligations

i.	If there is an assignment of rights, a contemporaneous delegation is deemed to have occurred, and

ii.	the assignee is deemed to have assumed the assignor’s performance obligations in favor of the non-assigning party, except if in either instance there is evidence to the contrary.

c.	Assignability of Rights and Delegation of Performance

This section does not address, directly or indirectly, whether

i.	rights under this Agreement are assignable; or

ii.	performance under this Agreement is delegable.

Article XI (12) addresses these matters.

14.	Third Party Beneficiaries

This AGREEMENT does not and is not intended to confer any rights or remedies upon any person other than the PARTIES hereto.

15.	Number and Gender

Any reference in this AGREEMENT to the singular includes the plural where appropriate, and any reference in this AGREEMENT to the masculine gender includes the feminine and neutral genders where appropriate.

16.	Captions

The descriptive headings of the articles, sections and subsections of this AGREEMENT are for convenience only, do not constitute a part of this AGREEMENT, and do not affect this AGREEMENT’s construction or interpretation.

17.	Governing Law/Dispute Resolution/Jurisdiction

The laws of the State of New Jersey (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this AGREEMENT and the transactions it contemplates including, without limitation, its interpretation, construction, performance, and enforcement and specifically excluding from application to this AGREEMENT that law known as the United Nations Convention on the International Sale of Goods. The Parties agree to negotiate in good faith any and all disagreements or disputes arising out of this AGREEMENT. Exclusive venue for all disputes arising out of or relating to this AGREEMENT shall be the State and Federal courts in New Jersey, and each party irrevocably consents to such personal jurisdiction and waives all objections thereto.

18.	Rights and Remedies Cumulative

Unless this AGREEMENT explicitly states that a right or remedy is exclusive, any enumeration of a party’s rights and remedies set forth in this AGREEMENT is not intended to be exhaustive. The party’s exercise of any right or remedy under this AGREEMENT does not preclude the exercise of any other right or remedy. All of party’s rights and remedies are cumulative and are in addition to any other right or remedy set forth in this AGREEMENT, any other agreement between the parties, or which may now or subsequently exist at law or in equity, by statute or otherwise.

19.	Bankruptcy

The PARTIES herein stipulate that all licenses granted under or pursuant to this AGREEMENT by HITRAN shall be deemed, for purposes of Section 365(n) of the U.S. Bankruptcy Code, 11 U.S.C. § 101, et seq. (the “Bankruptcy Code”), licenses of rights to “intellectual property” as defined under Section 101(52) of the Bankruptcy Code. The PARTIES agree that JINPAN, as a licensee of such rights under this AGREEMENT, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code. The PARTIES further agree that, in the event of the commencement of a bankruptcy proceeding by or against HITRAN under the Bankruptcy Code, JINPAN shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property in the most current version thereof and all documentation as of the commencement of a bankruptcy proceeding. Such materials, if not already in its possession, shall be promptly delivered to JINPAN (i) upon any such commencement of a bankruptcy proceeding upon written request therefor by JINPAN, unless HITRAN elects to continue to perform all of its obligations under this AGREEMENT, or (ii) if not delivered under (i) above, upon the rejection of this AGREEMENT by or on behalf of HITRAN upon written request therefor by JINPAN.

HITRAN Corporation	Jinpan International (USA) Ltd.

Authorized Representative	Authorized Representative:

/s/ James S. Hindle	/s/ Yuqing Jing
James S. Hindle, President	Yuqing Jing, President

November 19, 2008	November 14, 2008
(date)	(date)

Hainan Jinpan Electric Company, Ltd.

Jinpan Electric (China) Company, Ltd.

Wuhan Jinpan Electric Company, Ltd.

Shanghai Jinpan Electric Company, Ltd.

Authorized Representative:

/s/ Zhiyuan Li

Zhiyuan Li, President

November 14, 2008

(date)

SCHEDULE A

LICENSED DESIGNS

DESIGN SPECIFICATIONS		PERFORMANCE SPECIFICATIONS		ROYALTY	COMMENTS
HITRAN DESIGN #	REV. #	GE PART #	REV. #
ZP0205-80	6	151X1227CM 03C01B_OL	5	5%
ZP0206-80	8	151X1227CM 04C01B_OL	4	5%

SCHEDULE B(1)

TAXES AND FEES

P.R. CHINA
Tax / Fee	Rate
Value Added Tax(2)	17%
Business Tax on Royalty Fee (3)	5%
Income Tax for Payment to Foreign Entity (4)	10%
United States
N/A	N/A

(1) Both the number of applicable taxes and fees and the applicable rates are subject to change due to changes in the laws and regulations of the United States and the People’s Republic of China.

(2) Value Added Tax is levied on the purchase price. It is listed as a separate item on the customer’s invoice and excluded from Net Sales.

(3) Business Tax on Royalty Fee is levied on the Royalty payable to Hitran. It is not a charge to the customer and does not appear as a separate item on the customer’s invoice. Under P.R.C law, Jinpan has a legal obligation to withhold this tax from Royalty payments.

(4) Income Tax for Payment to Foreign Entity is levied on payments to Hitran. It is not a charge to the customer and does not appear as a separate item on the customer’s invoice. Under P.R.C law, Jinpan has a legal obligation to withhold this tax from payments to a foreign entity.

EXHIBIT A

Supplement Agreement

THIS SUPPLEMENT AGREEMENT is made and entered into as of November 14, 2008 by and between HITRAN Corporation, a New Jersey corporation with its registered office at 362 Hwy 31, Flemington, New Jersey 08822 U.S.A. (“HITRAN”) and Jinpan International (USA) Ltd., a New York corporation with its registered office at 560 Sylvan Ave., Englewood Cliffs, NJ 07532 U.S.A (“JINPAN USA”).

WHEREAS Hitran Corporation, a New Jersey corporation with its registered office at 362 Hwy 31, Flemington, New Jersey 08822 U.S.A., and its AFFILIATE (defined in Article I Paragraph 1 of the LICENSE AGREEMENT) (collectively “HITRAN”) has entered into a license agreement (“LICENSE AGREEMENT”) on November 14, 2008 with Jinpan International (USA) Co. Ltd., a New York Corporation with its registered office at 560 Sylvan Ave. (Third Floor), Englewood Cliffs, New Jersey 07632, Hainan Jinpan Electric Co. Ltd., a sino-foreign cooperative joint venture with its registered office at 4-1 No. 100 Nanhai Ave, Haikou, Hainan Province, 570216 P.R. China, Jinpan Electric (China) Co. Ltd. , a PRC limited liability company, and Wuhan Jinpan Electric Co. Ltd., a PRC limited liability company both with registered office at No. 90 Nanhu Road, East Lake High Tech Development Zone, Wuhan, Hubei Province, 430205 P.R. China, and Shanghai Jinpan Electric Co. Ltd., a PRC limited liability company with its registered at No. 999 Huijin Road, Qingpu District, Shanghai, 201700 P.R.China and their AFFILIATES (collectively “JINPAN”)

NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows.

1.

Within fifteen (15) business days after the end of each calendar year during which the LICENSE AGREEMENT  is in effect or the date of the termination of the License Agreement, JINPAN USA shall pay to HITRAN in lump sum the balance of any ROYALTY (as defined in Article 1 Paragraph 12 of the LICENSE AGREEMENT) owed to HITRAN by JINPAN.

2.

The ROYALTY paid is subject to taxes and fees required by the applicable laws and regulations of the United States and People’s Republic of China.  JINPAN USA shall withhold from royalties paid taxes and fees as required by law.

3.	JINPAN USA’s payment of ROYALTY owed by JINPAN to HITRAN shall extinguish any HITRAN claim against JINPAN for payment of ROYALTY owed.

4.	JINPAN USA shall pay HITRAN by bank transfer in U.S. dollars (USD) to HITRAN. Payment is considered effective when the following account is credit.

HITRAN Corporation

Name of Bank: Wachovia Bank

Account No: 2000011745624

Telex: 4990118WACH_PA

Swift: PNBPUS33

ABA: 026005092

Chipe: 0285

HITRAN Corporation	Jinpan International (USA) Ltd.

Authorized Representative	Authorized Representative:

/s/ James S. Hindle	/s/ Yuqing Jing
James S. Hindle, President	Yuqing Jing, President

November 19, 2008	November 14, 2008
(date)	(date)

Exhibit 4

License Agreement
技术商务许可协议

For

BLOKSET SWITCHBOARD

BLOKSET开关柜

Between

HAINAN JIN PAN ELECTRIC CO., LTD.

海南金盘电气有限公司

And

SCHNEIDER ELECTRIC (CHINA) INVESTMENT CO., LTD.

施耐德电气（中国）投资有限公司

Schneider Electric

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

目 录
CONTENTS

第一条 ARTICLE	定义 DEFINITIONS
第二条 ARTICLE 2	协议的範围 SCOPE OF THE LICENSE
第三条 ARTICLE 3	SE的义务 SE'S OBLIGATIONS
第四条 ARTICLE 4	价格及付款 PRICE - PAYMENTS
第五条 ARTICLE 5	改進 MODIFICATIONS
第六条 ARTICLE 6	质量要求 QUALITY REQUIREMENTS
第七条 ARTICLE 7	保证责任 LIABILITY
第八条 ARTICLE 8	在BLOKSET开关柜中使用的元件以及盘厂的采购义务 PRODUCTS TO BE INSTALLED IN BLOKSET/OBLIGATION OF PURCHASING
第九条 ARTICLE 9	知识产权保护和保密 INTELLECTUAL PROPERTY PROTECTION AND CONFIDENTIALITY
第十条 ARTICLE 10	商标和标识 USE OF TRADEMARKS
第十一条 ARTICLE 11	无竞争性条款 NON-COMPETITION CLAUSE
第十二条 ARTICLE 12	生效及有效期 COMING INTO FORCE AND DURATION
第十三条 ARTICLE 13	解除 TERMINATION
第十四条 ARTICLE 14	仲裁 ARBITRATION
第十五条 ARTICLE 15	文本及语言 COUNTERPARTS AND LANGUAGES

本合同于2005年1月19日由以下双方签定:

Schneider Electric
2/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

This Contract is made 19th Jan. 2005 by and between :

Schneider Electric (China) Investment Co., Ltd., a company registered in China, with its registered head office at 17/F, Landmark Building, 8 North Dongsanhuan Rd, Chaoyang Dist., Beijing 100004 P.R.C, represented by Mr. Christophe Campagne, Medium-Low Voltage Systems dept. Director, hereinafter referred to as "**SE**",

施耐德电气（中国）投资有限公司，一家在中国注册的公司，总部在北京朝阳区东三环北路8号亮马河大厦17层，邮编：100004
代表人：Christophe Campagne 先生，中低压系统设备部总监。以下简称"**SE**"。

及and

海南金盘电气有限公司，一家依据中华人民共和国法律组织并存续的企业法人，法定地址：海口市南海大道100号4-1
Hainan Jin Pan Electric Co., Ltd., an enterprise legal person organized and existing in accordance with the laws of the People's Republic of China, with its legal address at: 4-1, No. 100, Nan Hai Avenue, Haikou City, Hainan province, P.R.China.

以杨雄为代表。以下简称"盘厂"。Represented by YANG Xiong, hereinafter referred to as PB.

此证 Witnessed

鉴于，SE持有适合于工业和服务业领域使用的开关柜，即BLOKSET 开关柜的设计、制造和安装的专有技术，BLOKSET低压开关柜的技术特性详见本协议的附件1。
WHEREAS, SE holds certain know-how in designing, manufacturing and assembling a specific switchboard dedicated to industry and service activities, known as BLOKSET type 132 switchboard the technical characteristics of which are detailed in leaflets attached to this agreement as appendix 1.

鉴于，盘厂愿意按本协议中规定的条件，使用SE的专有技术来制造、装配和销售BLOKSET 开关柜。
WHEREAS, PB desires to manufacture, assemble and sell the BLOKSET equipped switchboard in the using the know-how of SE in accordance with the terms and conditions of this Agreement.

鉴于，SE愿意按本协议所规定的条件，授权盘厂在一定的地域范围内制造、装配和销售BLOKSET 开关柜。
WHEREAS, SE is willing to authorise PB to manufacture, assemble and market the BLOKSET in the TERRITORY subject to and in accordance with the provisions of this Agreement.

现双方据此达成协议如下
NOW, THEREFORE, THE PARTIES HERETO HAVE AGREED AS FOLLOWS :

Schneider Electric
3/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

第一条: 定义
ARTICLE 1 DEFINITIONS

下列术语在本协议中具有如下含义：
For the purpose of this Agreement, the following terms shall have the following meanings:

1. **双方:** 系指本协议的缔约双方，即SE和盘厂，"一方"可以指缔约双方中的任何一方。

   PARTIES: shall mean the parties executing this Agreement, i.e. SE and PB and "PARTY" shall refer to either one of them as the case may be.

2. **BLOKSET:** 系指目前由SE和/或施耐德集团内的其他公司所设计和制造的"BLOKSET 132型开关柜"。其详细的定义参照本协议的附件1 中的说明。

   BLOKSET: shall mean the switchboard referred to hereinafter as "BLOKSET type 132" currently designed and manufactured by SE and/or SE's sister companies, as more particularly defined in technical leaflets, which are attached to this Agreement as Appendix 1.

3. **技术资料:** 指的是以任何形式的载体记录的与BLOKSET的制造和装配有关的，或由SE（或施耐德集团内的其他公司）在生产中所使用的信息。其详细的定义参照本协议的第3.1条中的说明。

   TECHNICAL INFORMATION: shall mean information recorded in any material form relating to the manufacture and assembly of the BLOKSET as more particularly detailed in Article 3.1, to the extent available at and used by SE (or SE's sister companies) in its production of BLOKSET.

4. **地域范围:** 系指本协议签订之日由中国政府规定的行政边界所界定的中国大陆地区（不包括香港和台湾）。

   TERRITORY: shall mean the territory of Mainland CHINA (excluding the territory of HONG KONG and TAIWAN)

5. **制造:** 系指盘厂根据本协议中提出的要求和规定，在其工厂中进行的BLOKSET开关柜的金属零部件的制造。

   MANUFACTURE: shall mean the manufacture of the metal parts of BLOKSET switchboards by the PB in its plant(s) all in accordance with the provisions and requirements set forth in this Agreement

6. **装配:** 系指盘厂在其工厂中对BLOKSET开关柜所进行的组装、联接和测试的过程。

   ASSEMBLE: shall mean the assembling, cabling, and testing process of BLOKSET switchboards by the PB in its plant(s)

7. **样柜:** 系指由盘厂依照本协议制造的，并由SE按照本协议第六条中所规定的要求加以确认的第一套BLOKSET开关柜。

   PILOT SWITCHBOARD: shall mean the first set of BLOKSET manufactured by PB within the frame of this Agreement, to be certified by SE under the conditions set forth in Article 6 hereunder.

8. **施耐德集团内的其它公司:** 系指与SE同属施耐德电气公司集团内的其他公司，这些公司能够向盘厂供应BLOKSET零部件，或提供技术信息，或向盘厂提供技术帮助。

   SE sister companies:

Schneider Electric
4/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

shall mean these sister companies of SE, wherever they are located, which are able either to supply PB with BLOKSET components and/or to provide technical Information or assistance to PB.

第二条 协议的范围
ARTICLE 2 SCOPE OF THE LICENSE

2.1 SE特此授予盘厂在满足本协议的规定和要求的条件下和在本协议的有效期限内，在规定的地域范围内拥有非独占的制造、装配、销售、维护、修理BLOKSET开关柜的权利。
SE hereby grants to PB the non exclusive right to manufacture, assemble, sell, maintain and repair the BLOKSET in the TERRITORY for the full duration of this Agreement and subject to the terms and conditions contained herein.

2.2 未经SE事先授权，盘厂无权将其在本协议中的部分或全部的权利和义务分许可、转包、让与或其他方式转让给第三方。
PB will not have the right to sublicense, assign or otherwise transfer to any third party without the prior authorization of SE any or all of its rights and obligations under this agreement.
经与盘厂协商，SE有权将其在本协议中的部分或全部的权利和义务让于给施耐德集团内的其它公司。
Upon prior discussion with PB，SE is entitled to assign part or all of its rights and obligations under this agreement to its sister companies.

第三条 SE的义务
ARTICLE 3 SE'S OBLIGATIONS

从本协议生效日起两个月内，SE应向PB提供所有正确地制造和装配BLOKSET开关柜所需的技术资料。
Within two months from the effective date of this agreement, SE shall provide PB with all drawings and technical documents necessary for the proper manufacturing and assembling of the BLOKSET.

3.1 技术资料的提供
Supply of TECHNICAL INFORMATION

SE应向盘厂提供包括下列内容的技术资料:

- 技术、制造和装配方面的文件

- 质量管理方面的文件

- 与BLOKSET开关柜有关的操作规程和指导

- 样柜的批准的条件

SE shall make available to PB the TECHNICAL INFORMATION which consists of the following:

- Technical, Manufacturing and Assembling Documents
- Quality control
- Procedures and instructions relating to the BLOKSET,
- Conditions for approval of the PILOT SWITCHBOARD

Schneider Electric
5/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

向盘厂提供的技术资料可以是由SE，也可以是由施耐德集团内的其它公司来提供的。技术资料包含在光盘中，技术信息所使用的文字是英文，中文翻译作为参考。
TECHNICAL INFORMATION shall be supplied to PB by either SE or SE's sister companies and made available in CD ROMs, in English language. The Chinese translation is for reference.

3.2 由SE向盘厂提供的标准的培训和技术支持
STANDARD TRAINING & TECHNICAL ASSISTANCE PROVIDED BY SE TO PB

技术培训：7个工作日，在SE处进行，盘厂指定2人参加；组装培训：5个工作日，在盘厂处进行，盘厂指定2人参加。盘厂承担其参加人员的全部费用。
Technical training: 7 working days at SE location, 2 participants from PB; assembly training: 5 working days at SE location, 2 participants from PB. PB should bear all the expenses of its employees who participate the training.

在本协议生效后的一年内，SE可以向盘厂提供不超过一名工程师20工作日的免费技术支持，具体的时间和地点由双方协商确定。
Within one year from the effective date of this agreement, PB is entitled to enjoy 20 working days free technical support of 1 engineer. SE and PB should agree upon the location and timing.

3.3 附加的培训
ADDITIONAL TRAINING

除3.2条所规定的培训以外，盘厂同意对于其要求的任何附加的培训SE均可向盘厂收取下列费用：
Except the trainings specified in article 3.2, PB agrees that SE is entitled to charge PB following prices for all the additional trainings requested by PB

- 在SE进行的培训 Training in SE factory

  盘厂向SE支付培训费，每天一千元人民币；盘厂方面参加培训的人员含翻译在内不超过三人。盘厂承担其参加人员的全部费用。
  PB pay training fees to SE, 1000RMB per day. Maximum 3 people including interpreter from PB. PB should bear all the expenses of its employees who participate the training.

- 在盘厂进行的培训 Training in PB factory

  盘厂向SE支付培训费，每天一千元人民币（含旅行时间）；SE派一名工程师参加，盘厂承担SE培训人员的差旅费。
  PB pay training fees to SE, 1000RMB per day (travel time inclusive). One engineer from SE. Travel expenses and accommodation for SE specialist will be charged to PB

Schneider Electric
6/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

第四条： 价格及付款
ARTICLE 4 PRICE - PAYMENTS

4.1 考虑到SE在本协议范围内给予盘厂的各项权利以及SE根据本协议第三条向盘厂提供的培训和技术支持，盘厂应在本协议签订之日起7日内向SE支付人民币四十万元整。
In consideration of the rights granted by SE in the framework of this agreement, of all training and technical assistance provided by SE as described in Article 3 of this agreement, PB undertakes to pay to SE a lump sum of FOUR HUNDRED THOUSAND CNY （400KRMB） within 7 days from the date of signature of this Agreement.

4.2 支付步骤 Payment procedures

第4.1条所规定的款项应以人民币通过银行转帐付给SE，支付款应是无任何克扣的净得值。SE帐户收到此款项时，支付被认为有效。
The lump sum as specified in Article 4.1 shall be paid by bank transfer in Ren Min Bi to SE. Payment shall be net without any deduction. Payment shall be considered as effective when SE's account is credited.

施耐德电气（中国）投资有限公司
Schneider Electric (China) Investment Co., Ltd.
开户行：Bank name: 中国工商银行北京经济技术开发区支行营业室(工行590）
帐号：Account no.: 0200059009024205888

第五条 改进
ARTICLE 5 MODIFICATIONS

5.1 由SE进行的改进 Improvements performed by SE

SE同意在非独占的基础上，尽快向盘厂通报在本合同有效期内就产品作出的任何改进，前提是该改进已被SE决定进行商业化引进并应用到BLOKSET生产和销售中。
SE agrees to communicate as soon as possible to PB, on a non-exclusive basis, any Improvement made in the Products during the term of this Contract when such Improvements are introduced by SE in BLOKSET in view to market and sell them.

盘厂同意在尽可能短的时间内将该改进技术纳入合同产品的生产，而且对该改进技术的许可为非独占性许可。
PB agrees to incorporate such Improvement in the production of the Products within the shortest possible period of time, and the non-exclusive license will result therefore from this improvement.

上述的改进将在本合同生效的第一年内由SE免费向盘厂提供许可。此后的改进由双方商定许可的条件。
Above mentioned license result from the improvement will be given to PB by SE free of charge during the 1st year of the term of the contract. Condition of further license agreement of the improvements after this should be discussed and agreed by both parties.

双方明确理解新的产品系列，例如，与本合同项下的产品相近似的新开发设计出的产品不属于产品改进范围，因而不属本合同范围内。
It is expressly understood between the Parties that new range of products similar to the Products designed as a result of new development will not be considered as Improvements of the Products and are excluded from the scope of this Contract.

Schneider Electric
7/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

尽管如此，在境域内制造、销售上述新产品系列，在技术、财务和经济上具体可行的条件下，SE可能同意授予盘厂制造、组装和销售新产品系列的权利，但需另外签署一份双方都能接受的协议。
Nevertheless, subject to the technical, financial and economical feasibility of the manufacturing and sales of the aforesaid new range of products in the Territory, SE may accept to grant to PB the rights to manufacture, assemble and sell such new range of products, subject to reaching a mutually acceptable agreement on the applicable terms and conditions to be included in a separate contract.

第六条　　质量要求
ARTICLE 6　QUALITY REQUIREMENTS

为了确保盘厂生产的BLOKSET开关柜达到可接受的质量水平，SE有权在不事先通知盘厂的情况下，将对盘厂进行质量审查。任何产品质量上或质量体系上的缺陷将通知盘厂，盘厂应按照下列要求对这些缺陷采取改进措施。
As a condition of this Agreement, SE is entitled to conduct quality audit of PB's manufacturing means and processes in order to ensure an acceptable level of quality. Any defects in quality or quality organization will be reported and will be subject to corrective actions as mentioned below.

盘厂所生产的BLOKSET开关柜必须完全符合由SE按本协议所提供的以及未来产品改进或更新时将要提供的图纸和说明上的要求。
PB will produce BLOKSET in total conformity with drawings and instructions supplied by SE for the purposes of this Agreement, including those instructions which may be given to PB in the future in case of adaptation or improvement of the BLOKSET and/or its production process.

- 为了保证在本协议范围内所生产的BLOKSET开关柜的质量一致性，盘厂同意采购和使用由SE在技术文件中指定的制造和控制设备。
  to ensure that quality of BLOKSET produced in the scope of this Agreement be constant with time, PB agrees to buy and use manufacturing and control tools specified by SE within the TECHNICAL INFORMATION.

- 在BLOKSET开关柜出厂之前，盘厂确保其生产的产品能通过SE规定的质量控制程序所列出的常规性能测试。
  Before delivery of any BLOKSET, PB will make sure of their conformity by performing routine tests such as defined in the quality control procedures defined by SE

- 盘厂按照技术资料中所指定的方案所制造的样柜得到SE的事先正式认可是BLOKSET在规定的地域范围内销售的先决条件。
  Prior and formal acceptance by SE of a "Pilot switchboard" to be manufactured by PB in accordance with drawings and instructions hereunder at first is a condition precedent to any sale of BLOKSET in the TERRITORY by PB.

  盘厂不可以销售此样柜。为了推进BLOKSET开关柜的销售，盘厂可以将其作展示用。
  it will not be permitted to PB to sell this "Pilot switchboard". However, it should be used as demonstration equipment in order to promote the sale of BLOKSET in the TERRITORY.

上述质量审查和由SE出具的质量审查报告在任何情况下都不能免除盘厂对其生产的BLOKSET开关柜的产品质量所负有的完全责任以及其对用户所承担的义务。
The quality control visits and reports made by SE will in no case discharge PB of its full responsibility in manufacturing BLOKSET, nor of its guarantee obligations towards its customers.

如果盘厂在收到了SE要求其采取充分的整改措施提高其生产的BLOKSET开关柜质量的质量审查报告后的30天内仍未能解决通知中指出的质量问题，SE可根据本协议的第十三条立即终止本协议。

Schneider Electric
8/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

If PB has not succeed to remedy defects in quality within 30 days as from receipt of a formal quality control notice from SE to do so, SE may terminate this agreement forthwith in accordance with Article 13 below.

第七条 保证责任
ARTICLE 7 LIABILITY

7.1 SE保证其合法持有BLOKSET开关柜的相应的工业和知识产权， 并有权向盘厂授予许可。
SE guarantees that it legitimately hold the relevant industrial and intellectual property rights of BLOKSET switchboard and is entitled to grant the license hereunder to PB.

7.2 由SE按本协议的规定提供的技术资料能够适于盘厂在商业化生产BLOKSET开关柜时的需要，这些技术资料足以令熟练工人在使用适当的机械装备的情况下制造和装配BLOKSET开关柜。如果本协议中所提供的任何技术资料不符合上述需要且盘厂能够在不晚于发现这种情况后的一年内通知SE，SE应自费修订这些技术资料并向盘厂提供更正后的技术资料。
SE represents that the TECHNICAL INFORMATION to be made available by SE under this Agreement will be sufficient to permit manufacture of the BLOKSET by skilled personnel using the appropriate machines and tools for the purpose of commercial production of BLOKSET switchboard. If any information furnished hereunder does not meet this requirement and PB so notifies SE promptly after discovery of such fact, but in no event later than one year from the date such information was furnished, SE shall correct the discrepancy, at its cost, by furnishing corrected information.

7.3 当且仅当SE提供给盘厂的图纸及技术资料有错误或SE提供的产品及零部件有缺陷时，SE负有责任。
Responsibility of SE should only be involved in the event of faulty drawings and TECHNICAL INFORMATION it has supplied to PB or in the event of defective components or products supplied by SE.

7.4 由SE向盘厂供应的产品和零部件都将受到SE一般销售条件的担保。
Products, components, parts or other devices and supplies supplied by SE to PB shall be guaranteed according to SE General Sales Conditions.

7.5 除7.3条所列的情况以外，由于盘厂制造和装配的BLOKSET不满足客户要求而对客户或任何第三方造成的任何损失均由盘厂负责承担。
Except as provided in clause VII.3, PB will be held responsible for damages of any kind caused to customers or to third parties due to the fact that BLOKSET manufacture and assembled by PB does not meet customer's requirements.

7.6 SE在任何情况下均不因根据本协议向盘厂提供技术支持而对盘厂的客户或第三方承担责任。
The technical assistance provided by SE to PB such as defined in clause 3.2 and clause 3.3 will not in any case involve Schneider Electric in PB's responsibility towards its customers and third parties.

第八条 在BLOKSET开关柜中使用的元件以及盘厂的采购义务
ARTICLE 8 PRODUCTS TO BE INSTALLED IN BLOKSET/OBLIGATION OF PURCHASING

8.1 BLOKSET开关柜是为组合施耐德电气的产品而设计的。因此，盘厂同意并承诺在BLOKSET开关柜上只使用施耐德电气公司的产品。**(体现价格体系的公证性)**
BLOKSET is designed to incorporate SCHNEIDER's products. Consequently, PB agrees and undertakes to equip BLOKSET with SCHNEIDER's products exclusively.

相关的主要元件如下：
Major concerned products and components are the following:

9/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

- MERLIN GERIN/梅兰日兰品牌： Materpact空气断路器, Compact塑壳断路器, Multi 9微型断路器，Power Logic配电监控系统，电容器，功率因数控制器

MERLIN GERIN brand: Materpact ACB, Compact MCCB, Multi 9 MCB, Power Logic metering devices，LV capacitors and automatic power compensation relays

- TELEMECANIQUE /TE 电器品牌：接触器，热继电器，马达启动保护断路器，按钮，指示灯

TELEMECANIQUE brand: contactors & thermal relays, motor breakers, control and indicating devices

8.2 保证BLOKSET开关柜的质量，盘厂同意并承诺仅向SE购买并唯一地使用附件2中所列的BLOKSET零部件。
In order to ensure the quality of the BLOKSET assembled by PB, PB agrees and undertakes to purchase and use exclusively the parts listed in appendix 2.

第九条 知识产权保护和保密
ARTICLE 9 INTELLECTUAL PROPERTY PROTECTION AND CONFIDENTIALITY

9.1 SE为本合同项下BLOKSET开关柜及其零部件以及相关技术信息、图纸、设计、技术规格与文件等资料中知识产权的合法持有人。
SE is the legitimate holder of intellectual property rights over BLOKSET and its parts, as well as the relevant Technical Information, design, drawings, documentation and specification, etc.

盘厂保证不在任何国家就本协议项下的SE许可使用的专有技术，如在该国家该专有技术可以申请专利或可以获得保护，提出任何有关本合同中专有技术的专利申请及其他知识产权的申请。
PB undertakes not to file any patent application nor other intellectual proprietary rights application covering the Know-how, which has been granted to it hereunder by SE in any country whatsoever, if any where such Know-how could be patentable and/or protectable.

9.2 盘厂保证对以上零部件和信息负有严格的保密义务。除非为履行本合同进行的制造、装配或得到SE的书面同意之外，盘厂不得对从SE购买的零部件私自另行复制、仿制、使用和销售，或以任何理由向任何第三方或个人提供任何以上信息。
PB undertakes to observe strict confidentiality obligation regarding the above-mentioned parts and relevant information it has obtained from SE under this contract. Unless the manufacture is for the performance of this contract and prior written consent of SE is obtained, PB shall not make any copies of the parts, or use or sell the parts, or disclose any above-mentioned information to any third parties or persons for any reason.

9.3 盘厂保证以上信息仅用于履行本合同之目的.
PB undertakes that the above-mentioned information shall be used for the purposes as stipulated in this Contract only.

9.4 盘厂保证其将把其知悉以上信息的内部人员控制在必要的范围之内, 并采取有效措施保证其员工遵守本项条款。
PB undertakes to release the above-mentioned information internally to its staff and workers only on a "need-to-know" basis and take effective measures to ensure its staff abide by Article 9 under this Contract.

9.5 在合同届满或解除时, 盘厂必须将SE提供的所有技术资料 (包括所作的技术资料的复印件) 全部归还给SE。盘厂在本条(第九条)以上的义务在本合同届满和解除后仍有效三年。

10/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

Vendor shall return all Technical Information (including the copies of technical information) provided by SE to SE when the contract is terminated or expires. The above obligations of PB under this Article shall survive after the termination or expiration of this Contract.

9.6 侵犯知识产权 INFRINGEMENT OF INTELLECTUAL PROPERTY

盘厂应及时以书面形式通知SE其所注意到的在境域内的任何第三方对SE的知识产权的任何侵权或其他未经授权而使用的情况。
PB shall promptly notify SE in writing of any infringement or other unauthorised use in the Territory by any third party of SE's intellectual property which comes to the attention of the PB

盘厂和SE应开会决定就该侵权或未经授权而使用采取何种行动并且盘厂在SE的要求下，应协同SE集团公司维护SE的利益。在诉诸法律和提起诉讼方面或以其他适当的方式提供协助。SE将有权采取任何此类诉讼。
PB and SE shall meet to decide what course of action should be adopted in relation to such infringement or unauthorised use and PB shall, upon SE's request, in conjunction with the SE's Group protect SE's interests, by assisting in the institution, prosecution of judicial proceedings or otherwise as appropriate. SE shall have the right to conduct any such proceedings.

所有法院和律师费均由SE和盘厂平均分担。任何判由第三方所支付的损害赔偿应在SE和盘厂平均分配。
All legal and attorney fees shall be shared 50/50 between SE and PB. Any damages awarded against the third party shall be shared 50/50 between PB and SE.

如果损害赔偿的全部或部分直接由法院判给盘厂，则盘厂向SE支付赔偿额的50%。
In the event that all or part of the damages are directly awarded to PB by the court, then 50% of any such damages shall be paid by PB to SE.

第十条 商标和标识
ARTICLE 10 USE OF TRADEMARKS

10.1 在本协议有效期内，以及盘厂遵守本协议各项条款的条件下，盘厂获许在其组装的BLOKSET开关柜上附上“BLOKSET”以及“SCHNEIDER”的商标。
For the full duration of this Agreement and subject to the terms and conditions contained herein, PB is granted to use the 'BLOKSET' and "SCHNEIDER" trademark on the BLOKSET manufacture and assembled by PB.

10.2 含有上述商标的标识物由SE提供或由盘厂按照SE提供的技术资料制造，盘厂不得以任何方式分割或修改此标识物。
Labels and/or signs containing these trademarks shall be provided by SE or made by PB according to the TECHNICAL INFORMATION provided by SE to PB, PB shall not make any deviation or modification to these labels or signs.

10.3 盘厂应以双方共同同意的方式在其生产BLOKSET开关柜上表明，这种BLOKSET开关柜是在施耐德电气工业股份有限公司特许认可的条件下制造的。
PB shall make apparent in a way to be mutually agreed upon by the PARTIES that the BLOKSET is manufactured by it under a specific license granted by SCHNEIDER ELECTRIC INDUSTRIES SAS.

Schneider Electric
11/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

10.4 无论是何原因，只要本协议到期或解除，盘厂不再有权继续使用第10.1条和第10.3条中所确定的标识。
The right of using the trademark such as defined in 10.1and 10.3 will end at the date of expiry or termination of this Agreement, whatever that cause may be.

10.5 盘厂承诺不直接或间接地注册或企图注册任何与SE或施耐德集团内的其它公司的商标,商号,包括但不限于' MERLIN GERIN' / 梅兰日兰及图形, SCHNEIDER, SCHNEIDER ELECTRIC，施耐德，施耐德电气，Telemecanique及图形,以及其的中文翻译相同或相似的商标、商号、域名，或其它标志及名称。盘厂对以上所述的任何注册或企图注册均应被视为是盘厂代表SE而做，并立即无偿转让给SE。
PB undertakes that it shall not use, register or attempt to register, either directly or indirectly, the trademark, trade name, domain name or other marks and names identical to or similar to the SE's trademarks and tradenames, including with limitation, Merlin Gerin 梅兰日兰& its Logo, Schneider，施耐德 and Schneider Electric，施耐德电气 & logo, Telemecanique & Logo as well as their Chinese translations. Any registration or attempt to register by PB of the above mentioned, will be deemed to have been done by PB on behalf of SE and shall be assigned to SE without any compensation or payment whatsoever by SE.

第十一条　无竞争性条款
ARTICLE 11 NON-COMPETITION CLAUSE

在本协议的有效期内，盘厂保证：

- 不直接或间接地从事，或通过其子公司从事任何对施耐德/Schneider，施耐德电气/Schneider Electric，BLOKSET 等商号或商标构成侵害、占有、复制或仿冒的活动。
  During the validity of this Agreement PB will not engage directly or indirectly, through its subsidiaries, in any activity likely to constitute an infringement, appropriation, copying or imitation of any ofthe trademarks or trade names of Schneider, Schneider Electric or of the BLOKSET.

- 不与SE的竞争者签定类似的协议。改为：不与SE的竞争者签定同种产品的协议。
  not to sign a similar agreement with a competitor of SE.
  not to sign a agreement of a same product with a competitor of SE.

第十二条　生效及有效期
ARTICLE 12 COMING INTO FORCE AND DURATION

12.1 生效日期 Effective date

当下列条件得以满足时，本协议生效：
This agreement shall come into force upon fulfillment of the following conditions:

- 双方在本协议上签字；
  Signature of this agreement by both parties,

- 本协议4.1条中所述的四十万元人民币的款项已一次付清
  Payment of the lump sum of CNY400,000 as mentioned in Article 4.1 of this agreement,

12.2 如果自签字之日起一个月内本协议没有生效，则本协议视为无效。
This agreement will be considered null and void should it be not effective within one months from the date of its signature.

Schneider Electric
12/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

12.3 本协议的有效期为生效之日起三（3）年。在本协议到期前三个月，SE 与盘厂应共同协商续约的条件。
The duration of this agreement is three (3) years from the date of effect of this agreement. Three months before the date of expiration of this agreement, SE and PB shall act in concert to decide on the conditions of the possible renewal of this agreement.

第十三条 解除
ARTICLE 13 TERMINATION

13.1 在下列任一情况下，任何一方可以随时书面通知另一方解除本协议：
This agreement may be terminated at any time, by any party, by written notice to the other party whatsoever in any of the following cases:

- 如果一方不履行其在本协议中的主要义务，并在收到未违约一方发出的书面通知30天内仍未履行的；
Either party has failed to comply with any of its material under this agreement and has not remedied its breach within 30 days from a written notice to do so sent by the non-defaulting party,

- 如果一方的资产结构发生根本性变化并会危及到另一方的利益时；
Substantial change occurs in the capital structure of either party and it is likely to prejudice the interests of the other,

- 如果一方财务清算、破产、无偿债能力或业务中止时。
Liquidation, bankruptcy, insolvency or discontinuance of business of either party

13.2 在本协议解除的情况下，盘厂无权继续制造和装配BLOKSET开关柜。
Upon termination of this agreement, PB shall not be anymore entitled to manufacture the BLOKSET

13.3 在协议解除的情况下，本协议9.1，9.2，9.3，9.4，9.5和10.5条的规定继续有效。
The provisions of Article 9.1,9.2,9.3,9.4,9.5 and 10.5 shall survive any termination.

第十四条 仲裁
ARTICLE 14 ARBITRATION

因本合同引起的或与本合同有关的一切争议，均应提请北京仲裁委员会按照该会仲裁规则进行仲裁。仲裁裁决是终局的，对双方均有约束力。
All disputes arising from or in connection with this contract shall be submitted to Beijing Arbitration Commission for arbitration in accordance with its rules of arbitration in effect at the time of applying for arbitration. The arbitral award is final and binding upon both Parties.

13/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

第十五条　　适用法律及语言
ARTICLE 15　GOVERNNING LAW AND LANGUAGES

本协议适用于中国法律。
This Contract is governed by the Chinese laws.

本合同正本一式两份，甲乙双方各持一份。本合同由中文及英文两种语言制作。如两种语言有任何不符，应以中文为准。
The contract is made in two copies, each Party holds one copy of it. This Contract is made both in Chinese and English. If there is any discrepancy, the Chinese version shall prevail.

施耐德电气（中国）投资有限公司SE:　　　**金盘厂PB:**

授权代表Legal representative:　　　**授权代表Legal representative:**

日期Date:　　　**日期Date:**

Schneider Electric
14/15

Agreement ref.协议号: BK7_HJPE_190105
With 与: 海南金盘电气有限公司
Hainan Jin Pan Electric Co., Ltd.

附件
LIST OF APPENDIXES

附件1 APPENDIX 1	BLOKSET产品样本(ART.74095) BLOKSET catalogue (ART.74095)
附件2 APPENDIX 2	盘厂需要从SE购买的BLOKSE零件清单 List of the BLOKSET parts to be purchased from SE

Schneider Electric
15/15

Exhibit 5

Schneider Electric

Notice of Confirmation

Schneider Electric (China) Investment Co. Ltd. (“Schneider Electric”) hereby confirms that Hainan Jinpan Electric Co. Ltd (“Hainan Jinpan Electric”) is a licensee of Schneider Electric’s Blokset low voltage switchgear equipment. Hainan Jinpan Electric’s production and assembly techniques with respect to Blokset low voltage switchgear equipment has been thoroughly audited by Schneider Electric and are compliant with Schneider Electric’s quality standards. The main components of the Blokset low voltage switchgear equipment are supplied by Schneider Electric.

Schneider Electric will provide full support to Hainan Jinpan and its customers in the area of technology and customer service, and will, together with Hainan Jinpan Electric pursuant to relevant agreements, assure product quality.

Shneider Electric hereby declares that it possesses the following trademarks within the People’s Republic of China:

Schneider Electric authorizes Hainan Jinpan Electric to use the Blokset trademark on Blokset low voltage switchgear equipment manufactured by it. Hainan Jinpan Electric’s right to use the trademark terminates upon the expiration of the license agreement between the parties or termination of the license agreement for any other reason.

The notice of confirmation is effective until December 2010.

Schneider Electric (China) Investment Co. Ltd.

Switchgear and Medium Voltage Marketing Department

April 10, 2008

Exhibit 6

Summary of Construction Contracts with Jiangsu Qi An Construction Group Ltd.

Shanghai Jinpan Electric Co. Ltd. (the “Company”), a PRC subsidiary of Jinpan International Ltd., entered into a series of agreements with Jiangsu Qi An Construction Group Ltd., a Chinese corporation, from September 6th, 2008 to October 31st, 2008, in connection with the construction and renovation of the Company’s Shanghai facility, located at 999 Huijin Road, Qing Pu District, Shanghai, China (the “Agreements”). The Agreements provide for -

(1)	the construction and renovation of the manufacturing facility;
(2)	the demolition of certain walls;
(3)	the construction of an indoor and in ground water holding tank;
(4)	the construction of wear resistant flooring and foundation for tracks;
(5)	the coating of indoor facility with fireproofing materials; and
(6)	the construction of pipes and plumbing systems.

According to the Agreements, the scheduled completion for the aforementioned projects range from October 11th, 2008 to November 11th, 2008. Total contract price is RMB 3,821,217.